February 15, 2017

CORRESPONDENCE FILED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	21st Century Fox America, Inc.

Twenty-First Century Fox, Inc.

Registration Statement on Form S-4 (File Nos. 333-215972 and 333-215972-01)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, 21st Century Fox America, Inc. (the “Company”) and its parent, Twenty-First Century Fox, Inc. (“21st Century Fox”) hereby request that acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4 relating to the contemplated offer to exchange up to $450,000,000 aggregate principal amount of the Company’s 3.375% Senior Notes due 2026 and up to $400,000,000 aggregate principal amount of the Company’s 4.750% Senior Notes due 2046 for like amounts of the Company’s privately placed 3.375% Senior Notes due 2026 and 4.750% Senior Notes due 2046 be granted at 4:30 p.m. Eastern Time on February 17, 2017 or as soon thereafter as practicable.

Very Truly Yours,

21st Century Fox America, Inc.

By:	/s/ Janet Nova
Janet Nova
Executive Vice President and Deputy General Counsel

Twenty-First Century Fox, Inc.

By:	/s/ Janet Nova
Janet Nova
Executive Vice President and Deputy Group General Counsel